

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Douglas Dietrich
CEO
MINERALS TECHNOLOGIES INC
622 Third Avenue , 38th Floor
New York, NY 10017

> **Re: MINERALS TECHNOLOGIES INC**
> **10-K for the year ending December 31, 2022**
> **File No. 001-11430**

Dear Douglas Dietrich:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Industrial Applications and
 Services